    THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No.  )/1/


                         American Pad & Paper Company
                    ---------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  028816 10 6
                                  -----------
                                 (CUSIP Number)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 26 Pages

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 2 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BAIN VENTURE CAPITAL, A CALIFORNIA LIMITED PARTNERSHIP

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-2989461
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 3 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TYLER CAPITAL FUND, L.P.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-2989463
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          7,270,836 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          7,270,836 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,270,836 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      26.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 4 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TYLER MASSACHUSETTS, L.P.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-2989462
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,489,744 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,489,744 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,489,744 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 5 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TYLER INTERNATIONAL, L.P. - II

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0086454
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          435,915 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          435,915 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      435,915 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 6 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      W. MITT ROMNEY

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,942,141 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,942,141 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,942,141 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      36.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 7 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      JOSHUA BEKENSTEIN

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,942,141 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,942,141 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,942,141 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      36.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 8 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ROBERT C. GAY

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 028816 10 6               13G                   Page 9 of 26 pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      GEOFFREY S. REHNERT

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 028816 10 6               13G                  Page 10 of 26 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ROBERT F. WHITE

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 028816 10 6               13G                  Page 11 of 26 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PAUL B. EDGERLEY

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 028816 10 6               13G                  Page 12 of 26 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ADAM W. KIRSCH

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          9,196,495 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          9,196,495 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      9,196,495 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 028816 10 6               13G                  Page 13 of 26 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP ASSOCIATES

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-3109427
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          620,562 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          620,562 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      620,562 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 028816 10 6               13G                  Page 14 of 26 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP TRUST ASSOCIATES, L.P.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  04-3109428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          125,084 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          125,084 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      125,084 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:

            American Pad & Paper Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            17304 Preston Road
            Dallas, Texas  75252

Item 2(a).  Name of Person Filing:

                 This Schedule 13G is being jointly filed by each of the
            following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Tyler Capital Fund, L.P. ("TCF"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 7,270,836 shares of common stock, par value $.01 per share (the "Common Stock"), of American Pad & Paper Company (the "Company"); (ii) Tyler Massachusetts, L.P. ("TM"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,489,744 shares of Common Stock; (iii) Tyler International, L.P. - II ("TI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 435,915 shares of Common Stock; (iv) Bain Venture Capital, a California Limited Partnership ("BVC"), as the sole General Partner of TCF, TM and TI; (v) Robert C. Gay ("Mr. Gay"), an individual, as a General Partner of BVC; (vi) Joshua Bekenstein ("Mr. Bekenstein"), an individual, as a General Partner of BVC and as a member of the Management Committee of BCIP and BCIPT (both as defined herein); (vii) W. Mitt Romney ("Mr. Romney"), an individual, as a General Partner of BVC and as a member of the Management Committee of BCIP and BCIPT; (viii) Robert F. White ("Mr. White"), an individual, as a General Partner of BVC; (ix) Geoffrey S. Rehnert ("Mr. Rehnert"), an individual, as a General Partner of BVC; (x) Paul B. Edgerley ("Mr. Edgerley"), an individual, as a General Partner of BVC; (xi) Adam W. Kirsch ("Mr. Kirsch"), an individual, as a General Partner of BVC; (xii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 620,562 shares of Common Stock; and (xiii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 125,084 shares of Common Stock. TCF, TM, TI, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BVC, Mr. Gay, Mr. Bekenstein, Mr. Romney, Mr. White, Mr. Rehnert,
            Mr. Edgerley and

                              Page 15 of 26 Pages

            Mr. Kirsch are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 1997, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                 The Reporting Persons may be deemed to constitute a "group"
            for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                 The address of the principal business office of each of the
            Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116.

Item 2(c).  Citizenship:

                 TCF, TM, TI, BCIP and BCIPT are partnerships organized under the laws of the State of Delaware; BVC is a partnership organized under the laws of the State of California; and Mr. Gay, Mr. Romney, Mr. Bekenstein, Mr. White, Mr. Rehnert, Mr. Edgerley and Mr. Kirsch are citizens of the United States.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP No.:

            028816 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable.

                              Page 16 of 26 Pages

Item 4.     Ownership:

            (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1996, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:


                 Bain Venture Capital, a California Limited Partnership. BVC,
            as the sole General Partner of TCF, TM and TI, may be deemed to have the shared power to vote and dispose of 9,196,495 shares of Common Stock held by TCF, TM and TI, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by BVC shall not be considered an admission that BVC is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by TCF, TM and TI.

                 Tyler Capital Fund, L.P. TCF has the shared power to vote and to dispose of 7,270,836 shares of Common Stock currently held by TCF, constituting approximately 26.5% of the outstanding Common Stock.

                 Tyler Massachusetts, L.P. TM has the shared power to vote and to dispose of 1,489,744 shares of Common Stock currently held by TM, constituting approximately 5.4% of the outstanding Common Stock.

                 Tyler International, L.P. - II. TI has the shared power to vote and to dispose of 435,915 shares of Common Stock currently held by TI, constituting approximately 1.6% of the outstanding Common Stock.

                 Robert C. Gay. Mr. Gay, as a General Partner of BVC, may be
            deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Gay shall not be considered an admission that Mr. Gay is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                 Joshua Bekenstein. Mr. Bekenstein, as a General Partner of BVC,
            may be deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC. In addition, Mr. Bekenstein serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 745,646 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by BVC, BCIP and BCIPT constitute approximately 36.3% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Bekenstein shall not


                              Page 17 of 26 Pages
            be considered an admission that Mr. Bekenstein is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC, BCIP or BCIPT.

                 W. Mitt Romney. Mr. Romney, as a General Partner of BVC, may be deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 745,646 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by BVC, BCIP and BCIPT constitute approximately 36.3% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC, BCIP or BCIPT.

                 Robert F. White. Mr. White, as a General Partner of BVC, may be deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. White shall not be considered an admission that Mr. White is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                 Geoffrey S. Rehnert. Mr. Rehnert, as a General Partner of BVC, may be deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Rehnert shall not be considered an admission that Mr. Rehnert is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                 Paul B. Edgerley. Mr. Edgerley, as a General Partner of BVC, may be deemed to have the shared power to vote and dispose of the 9,196,495 shares of Common Stock currently held by BVC, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Edgerley shall not be considered an admission that Mr. Edgerley is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                 Adam W. Kirsch. Mr. Kirsch, as a General Partner of BVC, may be deemed to have the shared power to vote and dispose of the 9,196,495


                              Page 18 of 26 Pages
            shares of Common Stock currently held by BVC, which constitutes approximately 33.6% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Kirsch shall not be considered an admission that Mr. Kirsch is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                 BCIP Associates. BCIP has the shared power to vote and to
            dispose of 650,562 shares of Common Stock currently held by BCIP, which constitutes approximately 2.3% of the outstanding Common Stock.

                 BCIP Trust Associates, L.P. BCIPT has the shared power to
            vote and to dispose of 125,084 shares of Common Stock currently held by BCIPT, which constitutes approximately 0.5% of the outstanding Common Stock.

                 Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the
            Reporting Persons may be deemed as a group to have acquired beneficial ownership of 9,942,142 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 36.3% of the outstanding Common Stock as of December 31, 1996. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 27,399,809 shares of Common Stock outstanding as of November 4, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            See Response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

                              Page 19 of 26 Pages

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                              Page 20 of 26 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997
                                         TYLER CAPITAL FUND, L.P.

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              -----------------------
                                              A General Partner


                                         TYLER MASSACHUSETTS, L.P.

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              -----------------------
                                              A General Partner


                                         TYLER INTERNATIONAL, L.P. - II

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              -----------------------
                                              A General Partner


                              Page 21 of 26 Pages

                                              BCIP ASSOCIATES


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner



                                              BCIP TRUST ASSOCIATES, L.P.


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                                              BAIN VENTURE CAPITAL, A
                                              CALIFORNIA LIMITED PARTNERSHIP


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner




                                              /s/ W. Mitt Romney
                                              ------------------
                                              W. MITT ROMNEY




                                              /s/ Geoffrey S. Rehnert
                                              -----------------------
                                              GEOFFREY S. REHNERT




                                              /s/ Paul B. Edgerley
                                              --------------------
                                              PAUL B. EDGERLEY



                              Page 22 of 26 Pages

                                                      /s/ Robert C. Gay
                                                      -----------------
                                                      ROBERT C. GAY



                                                      /s/ Adam W. Kirsch
                                                      ------------------
                                                      ADAM W. KIRSCH




                                                      /s/ Robert F. White
                                                      -------------------
                                                      ROBERT F. WHITE




                                                      /s/ Joshua Bekenstein
                                                      ---------------------
                                                      JOSHUA BEKENSTEIN

                              Page 23 of 26 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 12, 1997
                                         TYLER CAPITAL FUND, L.P.

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                                         TYLER MASSACHUSETTS, L.P.

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                              Page 24 of 26 Pages

                                         TYLER INTERNATIONAL, L.P. - II

                                         By:  Bain Venture Capital, a California
                                              Limited Partnership
                                         Its: General Partner


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                                         BCIP ASSOCIATES


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                                         BCIP TRUST ASSOCIATES, L.P.


                                         By:  /s/ W. Mitt Romney
                                              ------------------
                                              A General Partner


                                         BAIN VENTURE CAPITAL, A
                                          CALIFORNIA LIMITED PARTNERSHIP


                                         By:  /s/ W. Mitt Romney
                                         -----------------------
                                         A General Partner



                                         /s/ W. Mitt Romney
                                         ------------------
                                         W. MITT ROMNEY


                              Page 25 of 26 Pages

                                         /s/ Geoffrey S. Rehnert
                                         -----------------------
                                         GEOFFREY S. REHNERT



                                         /s/ Paul B. Edgerley
                                         --------------------
                                         PAUL B. EDGERLEY



                                         /s/ Robert C. Gay
                                         -----------------
                                         ROBERT C. GAY




                                         /s/ Adam W. Kirsch
                                         ------------------
                                         ADAM W. KIRSCH




                                         /s/ Robert F. White
                                         -------------------
                                         ROBERT F. WHITE


                                         /s/ Joshua Bekenstein
                                         ---------------------
                                         JOSHUA BEKENSTEIN

                              Page 26 of 26 Pages